Fisher & Paykel
Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand
Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609
www.fisherpaykel.com

27 March 2007

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached document was lodged with the Australian Stock Exchanges [ASX] by IOOF Holdings Limited (Perennial Value Management Limited) on 14 March 2007.

Accordingly a copy of this document is furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosures:
1. Change in Substantial Holding – IOOF Holdings Limited – 27 March 2007

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: **Fisher & Paykel Appliances Holdings Limited**
ABN: **65 098 026 263**
ASX Code: **FPA**

1. Details of substantial holder

Name: IOOF Holdings Limited
ACN: ACN 100 103 722

This notice is given by IOOF Holdings Limited on behalf of itself and its subsidiaries.

There was a change in the interest of the substantial holder on: 23 March 2007

The previous notice was given to the company on: 14 March 2007

The previous notice was dated: 13 March 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required and when now required to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Ordinary	23,020,091	8.121%	28,080,821	9.907%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date	Person	Nature	Consideration	Class & number (ord)	Person's votes
01/03/2007	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 987.23	302	302
14/03/2007	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 639,615.30	199,324	199,324

19/03/2007	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 411,653.75	126,713	126,713
20/03/2007	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 56,756.08	17,309	17,309
21/03/2007	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 3,193,267.99	979,965	979,965
22/03/2007	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,424,181.83	437,117	437,117
23/03/2007	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 10,749,589.50	3,300,000	3,300,000

4. Present Relevant Interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder	Registered holder of securities	Person Entitled to be holder	Nature of relevant interest	Class & Number (Ord)	Person's votes
Perennial Value Management Limited (ACN 090 879 904)	Westpac Custodian Nominees		Investment Manager	844,203	844,203
Perennial Value Management Limited (ACN 090 879 904)	National Custodian Services		Investment Manager	14,538,883	14,538,883
Perennial Value Management Limited (ACN 090 879 904)	JP Morgan		Investment Manager	8,575,205	8,575,205
Perennial Value Management Limited (ACN 090 879 904)	Citigroup		Investment Manager	2,910,471	2,910,471
Perennial Value Management Limited (ACN 090 879 904)	BNP		Investment Manager	1,184,835	1,184,835
Perennial Value Management Limited (ACN 090 879 904)	ASGARD		Investment Manager	27,224	27,224

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name & ACN	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	**Address**
IOOF Holdings Limited	Level 29, 303 Collins Street Melbourne Victoria 3000
Perennial Value Management Limited	Level 29, 303 Collins Street Melbourne Victoria 3000
Fisher & Paykel Appliances Holdings Limited	78 Springs Road, East Tamaki, Auckland NEW ZEALAND 1001

END